UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MATTERSIGHT CORPORATION

(Name of Subject Company)

MATTERSIGHT CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

7% Series B Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Kelly D. Conway

Chief Executive Officer

Mattersight Corporation

200 W. Madison Street, Suite 3100

Chicago, Illinois 60606

(877) 235-6925

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Dubofsky

Steven J. Tonsfeldt

Cooley LLP

380 Interlocken Crescent

Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Mattersight Corporation, a Delaware corporation (“Mattersight”), with the Securities and Exchange Commission on May 10, 2018 (the “Schedule 14D-9”), relating to the tender offer by NICE Systems, Inc. (“Parent”), NICE Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, and NICE Ltd., to purchase all of the issued and outstanding shares of Mattersight Common Stock at a purchase price of $2.70 per share and all of the issued and outstanding shares of Mattersight 7% Series B Convertible Preferred Stock at a purchase price of $7.80 per share, plus accrued but unpaid dividends payable thereon as of immediately prior to the Effective Time, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018, and the related Letter of Transmittal, each of which may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by deleting the last sentence of the first paragraph under the heading “Tender and Support Agreements” on page 4 of the Schedule 14D-9 and replacing it with the following sentence:

“These stockholders collectively hold 6,893,932 shares of Common Stock and 1,038,368 shares of Preferred Stock, constituting approximately 23% of the Shares issued and outstanding as of May 7, 2018 (excluding shares held by Mattersight as treasury shares).”

Item 3 of the Schedule 14D-9 is hereby amended by deleting the second sentence of the section entitled “Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards—Consideration for Shares” on page 4 of the Schedule 14D-9 and replacing it with the following sentence:

“As of May 7, 2018, Mattersight’s directors and executive officers (and affiliates and affiliated investment entities) owned in the aggregate 6,239,733 shares of Common Stock and 1,038,368 shares of Preferred Stock (excluding Shares subject to Options (as defined below) and unvested Shares subject to Restricted Stock Awards (as defined below) the vesting of which will not accelerate as of result of consummation of the Offer or the Merger).”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the paragraph under the heading “Certain Litigation” on page 40 of the Schedule 14D-9 and replacing it with the following paragraphs:

“On May 16, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Michael E. Shade v. Mattersight Corporation, et al. in the U.S. District Court for the District of Delaware (the “Stockholder Action”). The complaint names as defendants Mattersight and the members of the Board. The complaint alleges violations of sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with this Schedule 14D-9. Specifically, the complaint asserts that this Schedule 14D-9 omits or misrepresents material information regarding certain aspects of Mattersight’s financial projections, certain data and inputs underlying the analyses performed by Union Square, and Mattersight insiders’ potential conflicts of interest. As relief, the complaint requests an order enjoining the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to rescind it or recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

Mattersight believes the Stockholder Action lacks merit, and intends to vigorously defend the Stockholder Action. However, a negative outcome in any lawsuit could have a material adverse effect on Mattersight if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. Mattersight is not currently able to predict the outcome of the Stockholder Action with any certainty. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Mattersight will not necessarily disclose such additional filings.”

Item 8 of the Schedule 14D-9 is hereby amended by deleting the last three paragraphs under the heading “Antitrust” on page 33 of the Schedule 14D-9 and replacing it with the following paragraphs:

2

“Under the provisions of the HSR Act applicable to the Offer, the waiting period will expire at 11:59 p.m., Eastern Time, 15 calendar days following Parent’s or its affiliate’s filing of a Premerger Notification and Report Form with the FTC and Antitrust Division, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next regular business day. Before such time, however, either the FTC or Antitrust Division may extend the waiting period by issuing a Request for Additional Information (a “Second Request”) to Parent or its affiliate and a civil investigative demand to Parent or its affiliate. If a Second Request is made, the waiting period will expire at 11:59 p.m. Eastern Time, on the tenth calendar day after Parent or its affiliate certifies substantial compliance with such request, unless otherwise extended by agreement or court order. In addition, the initial waiting period may be restarted if Parent voluntarily withdraws and re-files its pre-merger notification filing.

Parent initially filed on April 27, 2018 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. Therefore, the initial waiting period would have expired at 11:59 p.m., Eastern Time, on May 14, 2018. However, Parent withdrew their Premerger Notification and Report Form on May 14, 2018 and refiled on May 16, 2018. The initial HSR waiting period will now expire on May 31, 2018, unless (a) the period is shortened because “early termination” is granted, or (b) the period is lengthened because a reviewing agency issues a Second Request.

The Antitrust Division will consider the legality under the U.S. federal antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Mattersight or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Mattersight believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement. See Section 15. “Conditions of the Offer” in the Offer to Purchase.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

MATTERSIGHT CORPORATION

By:	/s/ David B. Mullen
Name: David B. Mullen
Title: Chief Financial Officer

Dated: May 21, 2018